NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

[redacted]

08003587

SEC
Mail Processing
Section

JUN 30 2008

Washington, DC
104

June 20, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated June 20, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

for BARBARA O'NEILL

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-12 **JUNE 20, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration and Corporate Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update for the exploration programs underway on two of its properties located in British Columbia and the Yukon.

Diamond drilling is ongoing on the Meridian project which hosts 5 past producing underground gold – silver mines on the 675 hectare claim block. This prolific historic mining camp is located 45 kilometers southeast of Revelstoke, British Columbia. The drill program, targeting extensions of mineralization along and below workings of the Eva Mine, has successfully intersected structures and associated quartz veins of the type mined historically. Four diamond drill holes have been completed and drilling is expected to continue to the end of June. Samples from the four completed holes are currently at the assay laboratory.

Field work is continuing on the 732 hectare Molygarchy molybdenum project, located just 40 kilometers from Whitehorse, Yukon. The open ended mineralized trend is being examined by detailed magnetic and Induced Polarization (IP) geophysical surveys. Detailed geological mapping, prospecting and geochemical surveys will begin in the coming days to follow up on the outlined prospective zones.

Corporate Update

Manson Creek has cancelled the previously announced increased portion of the private placement. This is due in part to sensitive market conditions and impending results of current field work. Manson Creek is fully funded to complete the current and planned field programs in 2008.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-12 **JUNE 20, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration and Corporate Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update for the exploration programs underway on two of its properties located in British Columbia and the Yukon.

Diamond drilling is ongoing on the Meridian project which hosts 5 past producing underground gold – silver mines on the 675 hectare claim block. This prolific historic mining camp is located 45 kilometers southeast of Revelstoke, British Columbia. The drill program, targeting extensions of mineralization along and below workings of the Eva Mine, has successfully intersected structures and associated quartz veins of the type mined historically. Four diamond drill holes have been completed and drilling is expected to continue to the end of June. Samples from the four completed holes are currently at the assay laboratory.

Field work is continuing on the 732 hectare Molygarchy molybdenum project, located just 40 kilometers from Whitehorse, Yukon. The open ended mineralized trend is being examined by detailed magnetic and Induced Polarization (IP) geophysical surveys. Detailed geological mapping, prospecting and geochemical surveys will begin in the coming days to follow up on the outlined prospective zones.

Corporate Update

Manson Creek has cancelled the previously announced increased portion of the private placement. This is due in part to sensitive market conditions and impending results of current field work. Manson Creek is fully funded to complete the current and planned field programs in 2008.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-12 **JUNE 20, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration and Corporate Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update for the exploration programs underway on two of its properties located in British Columbia and the Yukon.

Diamond drilling is ongoing on the Meridian project which hosts 5 past producing underground gold – silver mines on the 675 hectare claim block. This prolific historic mining camp is located 45 kilometers southeast of Revelstoke, British Columbia. The drill program, targeting extensions of mineralization along and below workings of the Eva Mine, has successfully intersected structures and associated quartz veins of the type mined historically. Four diamond drill holes have been completed and drilling is expected to continue to the end of June. Samples from the four completed holes are currently at the assay laboratory.

Field work is continuing on the 732 hectare Molygarchy molybdenum project, located just 40 kilometers from Whitehorse, Yukon. The open ended mineralized trend is being examined by detailed magnetic and Induced Polarization (IP) geophysical surveys. Detailed geological mapping, prospecting and geochemical surveys will begin in the coming days to follow up on the outlined prospective zones.

Corporate Update

Manson Creek has cancelled the previously announced increased portion of the private placement. This is due in part to sensitive market conditions and impending results of current field work. Manson Creek is fully funded to complete the current and planned field programs in 2008.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

END